Exhibit 99.1

The9 Singapore and a Solar Energy Company Signed a Partnership Agreement

to Cooperate in Distribution of Solar Energy Using Blockchain Technology

Shanghai, China, February 1, 2018 — The9 Limited (“The9”) (Nasdaq: NCTY), an established Internet company, today announced that The9 Singapore Pte. Ltd. (“The9 Singapore”), its wholly-owned subsidiary established in Singapore, signed a partnership agreement with C&I Singapore Renewable and Innovative Tech Pte. Ltd. (“C&I”) in relation to the proposed cooperation using blockchain technology. Pursuant to the agreement, with respect to the trading and distribution of solar energy using blockchain technology, The9 Singapore will provide C&I with related blockchain technology, one-stop solution and community operation. The parties also contemplate to explore further cooperation opportunities together with different solar energy companies and consumers to create an efficient and decentralized platform for the trading and distribution of solar generated energy, and create synergies for solar rooftop distributed energy projects and energy storage solution business.

C&I is a joint venture company established in Singapore by Comtec Solar Systems Group Limited (HKSE: 00712) and ISDN Holdings Limited (HKSE: 01656 and SGX: I07).

In January this year, The9 announced its plan to step into blockchain-related business. The9 will provide global enterprises with a full range of customized services for blockchain-related projects, including complete technical solutions, research and development support, and offshore investing and financing deals, to help enterprises building up blockchain technology ecosystem. The9 may further pursue investment opportunities in new blockchain investments with high potential.

Mr. Jun Zhu, Chairman of The9, commented: “We are pleased to establish a strategic partnership with C&I to develop an innovative platform and a more efficient ecology using blockchain technology in energy production and distribution. We believe this cooperation will not only achieve the execution of energy platform and technology, but more importantly, bring more environmentally-friendly access to electricity and energy for global users and contribute to the green sustainable Earth.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “considers” and similar statements. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s ability to license, develop or acquire online games that are appealing to users, The9’s ability to retain existing players and attract new players, The9’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About The9 Limited

The9 Limited is an Internet company based in China. The9 is stepping into blockchain-related business. The9 also develops and/or operates, directly or through its affiliates, its proprietary mobile games and web games, including the CrossFire brand new shooting mobile game, Audition mobile, Knight Forever, Q Jiang San Guo and Wildlands God of War.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/